UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 9, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SUCCESSFUL INTERMEDIATE INDUSTRIAL TESTING OF UVATSK DEPOSIT
QUARTZITES

Bratsk, Russia –  March 9, 2011  – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports that the group’s Bratsk Ferroalloy
Plant began test melting of an industrial probe of quartzites from the plant’s own resource base, the Uvatsk deposit.
The intermediate results of melting of the industrial probe of quartzites, the main raw material used in ferrosilicon production, showed that the Uvatsk deposit’s reserves are suitable for production of ferrosilicon with 65% silicon content, which is most demand.
The test melting, which is conducted in one of the plant’s furnaces, will continue until May 2011. By that time, Bratsk Ferroalloy Plant will use some
10,000 tonnes of quartzites in its furnaces. The results, received after the entire test lot is used, will enable the determination the material’s final industrial and technological characteristics and thus make further usage of
Uvatsk quartzites as efficient as possible.
“Transferring production to use of quartzites from our own deposit will not only allow the plant to be independent of external sources, but also get new qualitative measures of the final product, which will have a positive impact on the economic and industrial results of Mechel Group’s ferroalloy segment,” said
Gennady Ovchinnikov, Chief Executive Officer of Mechel Ferroalloys Management
Company OOO.
Bratsk Ferroalloy Plant won the tender for the rights to utilize the subsoil plot on the Uvatsk deposit of quartzite and quartz sandstones in May 2008. The
Uvatsk deposit is located in the Irkutsk Region, approximately 24 kilometers from the town of Nizhneudinsk.  Industrial exploitation of the Uvatsk quartzite deposit is due to be launched in the second half of 2011, once the reserves receive state registration.

***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of Russia’s leading companies. Its business is primarily composed of  four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 09, 2011	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO